NO ACT

PE
1-24-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005630

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 14 2014

Washington, DC 20549

March 14, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 3-14-14

Thomas R. Pollock
Paul Hastings LLP
thomaspollock@paulhastings.com

Re: BioMarin Pharmaceutical Inc.
Incoming letter dated January 24, 2014

Dear Mr. Pollock:

This is in response to your letter dated January 24, 2014 concerning the shareholder proposal submitted to BioMarin by Dale Wannen. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Dale Wannen
Sustainvest Asset Management, LLC
dale@sustainvestmanagement.com

March 14, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: BioMarin Pharmaceutical Inc.
Incoming letter dated January 24, 2014

The proposal relates to a report.

There appears to be some basis for your view that BioMarin may exclude the proposal under rule 14a-8(e)(2) because BioMarin received it after the deadline for submitting proposals. We note in particular your representation that BioMarin received the proposal after this deadline and the proponent's failure to demonstrate timely receipt by the company. Accordingly, we will not recommend enforcement action to the Commission if BioMarin omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL
HASTINGS

1(415) 856-7047
thomaspollock@paulhastings.com

January 24, 2014

32348.00001

VIA E-MAIL SHAREHOLDERPROPOSALS@SEC.GOV

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: BioMarin Pharmaceutical Inc.
Stockholder Proposal of Dale Wannen
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, BioMarin Pharmaceutical Inc. ("***BioMarin***"), to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), that BioMarin intends to omits from its proxy materials for its 2014 annual meeting of stockholders (the "***2014 Annual Meeting***") a stockholder proposal dated December 2, 2013 (the "***Proposal***") submitted by Mr. Dale Wannen (the "***Proponent***"). BioMarin believes the Proposal may be excluded from BioMarin's proxy materials in reliance on Rule 14a-8(e) under the Exchange Act, and respectfully requests that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***SEC***") take a no-action position with respect to such exclusion. A copy of the Proposal and the supporting statement is attached hereto as Exhibit A. The Proposal is date stamped December 11, 2013, the date BioMarin received the letter.

BioMarin expects to file its definitive proxy materials for the 2014 Annual Meeting on or about April 14, 2014. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the SEC no later than eighty (80) calendar days before the date upon which BioMarin expects to file its definitive proxy materials for the 2014 Annual Meeting.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("***SLB 14D***"), we are submitting this letter and its attachments to the Staff via e-mail at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are concurrently being sent to the Proponent. Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to Eric Davis, Senior Vice President and General Counsel, on behalf of BioMarin, pursuant to Rule 14a-8(k) and SLB 14D.

1. Basis for Exclusion

BioMarin believes that the Proposal may be properly excluded from the proxy materials for the 2014 Annual Meeting pursuant to Rule 14a-8(e)(2) because the Proposal was received at BioMarin's principal executive offices after the deadline for submitting stockholder proposals to BioMarin.

2. Analysis

Rule 14a-8(e)(2) provides that, for a regularly scheduled annual meeting held within thirty (30) days of the previous year's annual meeting, the deadline for submitting stockholder proposals for inclusion in the proxy materials for such annual meeting is not less than one hundred twenty (120) calendar days before the first anniversary of the date the company's proxy statement was released to stockholders in connection with the previous year's annual meeting. BioMarin released its 2013 proxy statement to stockholders on April 5, 2013 (the "***Release Date***"). In accordance with Rule 14a-8(e)(2), BioMarin set the deadline for submitting stockholders proposals for inclusion in its proxy materials for the 2014 Annual Meeting as December 6, 2013, one hundred twenty (120) days before the first anniversary of the Release Date.

BioMarin held its 2013 annual meeting of stockholders on May 15, 2013 (the "***2013 Annual Meeting***") and the 2014 Annual Meeting is scheduled to be held on June 4, 2014. Because BioMarin intends to hold the 2014 Annual Meeting within thirty (30) days of the date of the 2013 Annual Meeting, the December 6, 2013 deadline for submission of stockholders proposals was properly set in accordance with Rule 14a-8(e)(2). Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal that does not comply with the Rule's procedural requirements.

In accordance with Rule 14a-5(e), to inform stockholders of this deadline and to advise them of the method of submitting stockholder proposals, BioMarin's proxy statement for the 2013 Annual Meeting stated the following on page 4 under the heading "When are stockholder proposals for inclusion in our proxy statement for next year's annual meeting due?":

> Stockholders wishing to present proposals for inclusion in our proxy statement for the 2014 Annual Meeting pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must submit their proposals so that they are received by us at our principal executive offices no later than December 6, 2013. Proposals should be sent to BioMarin Pharmaceutical Inc.'s Secretary at 105 Digital Drive, Novato, CA 94949.

BioMarin received the Proposal on December 11, 2013, which is five (5) days after the deadline set forth in BioMarin's 2013 proxy statement. When correspondence is received at BioMarin it is date stamped and the Proposal as noted above is date stamped December 11, 2013.

In no-action letters, the Staff has strictly construed the deadline for receipt of stockholder proposals under Rule 14a-8 and has consistently taken a no-action position when registrants have moved to omit untimely stockholder proposals from their proxy materials, even when proposals were only a day or two late. See, e.g., *PepsiCo, Inc.* (Jan. 3, 2014); (three days late); *Johnson & Johnson* (Jan. 13, 2010) (one day late); *Tootsie Roll Industries, Inc.* (Jan. 14, 2008) (two days late); *Smithfield Foods, Inc.* (June 4, 2007) (one

PAUL
HASTINGS

day late); *Bob Evans Farms, Inc.* (June 1, 2005) (one day late); *Datastream Systems, Inc.* (Mar. 9, 2005) (two days late); *American Express Company* (Dec. 21, 2004) (one day late); and *Thomas Industries, Inc.* (Jan. 15, 2003) (one day late). In order to be certain as to whether the Proposal did in fact arrive late at BioMarin's offices, Laura Woodhead, Deputy General Counsel of BioMarin, contacted Mr. Wannen on December 18, 2013 and asked Mr. Wannen to provide proof that the Proposal was timely delivered. Mr. Wannen responded by email on December 20, 2013 stating that he was unable to provide confirmation of delivery. This correspondence is attached hereto as Exhibit B.

Rule 14a-8(f) does not require that BioMarin notify the Proponent of any deficiencies in the Proposal if the deficiency cannot be remedied, including if the Proponent "fail[s] to submit a proposal by [BioMarin's] properly determined deadline." As a courtesy to the Proponent, on January 14, 2014, BioMarin sent the Proponent a letter advising him that the Proposal was untimely and of BioMarin's intention to exclude the Proposal from BioMarin's 2014 proxy materials. A copy of BioMarin's January 14, 2014 letter to the Proponent is attached hereto as Exhibit C.

3. Conclusion

Based on the foregoing analysis, BioMarin respectfully requests that the Staff concur that it will take no action if BioMarin excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(e)(2).

We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (415) 856-7047, or Eric Davis of BioMarin at 415-506-6307.

Sincerely,

Thomas R. Pollock
for PAUL HASTINGS LLP

TRP

EXHIBIT A

SUSTAINVEST
ASSET MANAGEMENT, LLC

December 2, 2013

BioMarin
Legal Dept.
DEC 11 13
Date Received

Corporate Secretary
BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of BioMarin Pharmaceutical Inc. company stock, I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for the 2014 meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of BioMarin Pharmaceutical common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

Dale Wannen
President
Sustainvest Asset Management, LLC

SUSTAINABILITY REPORTING

Dale Wannen, President of Sustainvest Asset Management LLC, is the proponent of the following shareholder resolution.

We believe tracking and reporting on environmental, social and governance (ESG) business practices makes a company more responsive to a global business environment which is characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in products and processes, develop company-wide communications, publicize innovative practices, and receive feedback.

Today, companies like Bloomberg provide information on ESG performance that investors utilize in investment decisions. Carbon Disclosure Project (CDP), representing 551 institutional investors globally with $71 trillion in assets, has for years requested greater disclosure from companies on their climate change management programs. In contrast our company, BioMarin Pharmaceuticals does not have a sustainability report.

In a recent report issued by the G&A Institute (Governance & Accountability Institute) 53% of the S&P 500 and 57% of the Fortune 500 companies are reporting on their environmental, social and governance (ESG) impact. The G&A Institute is the US data partner for Global Reporting Initiative (GRI), a non-profit organization that works towards a sustainable global economy by providing sustainability reporting guidance.

Within the pharmaceutical sector, many peers have taken initiative and reported on sustainability metrics. Johnson and Johnson has a citizenship and responsibility report. Pfizer has a corporate responsibility report. Abbott Laboratories has a Global Citizenship report. In contrast, our company does not report on its sustainability efforts nor does it publish a sustainability report. Companies that report on their sustainability strategies, initiatives, programs and ESG performance appear to be more likely to be selected for key sustainability reputational lists, ranked higher by sustainability reputation raters and rankers, and selected for inclusion on leading sustainability investment indexes. Occupational safety and health, waste and water reduction targets and product related environmental impacts all have the potential to pose significant regulatory and legal risks.

Resolved, the shareholders request that our company issue a sustainability report describing the company's ESG performance including GHG reduction targets and goals. The report should be available by December 2014, prepared at reasonable cost, omitting proprictary information.

charles SCHWAB

December 2, 2013

Account #FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918X33782

Corporate Secretary
BioMarin Pharmaceutical Inc.
105 Digital Dr
Novato, CA 94949

RE: Dale Wannen, Account FISMA & OMB Memorandum M-07-16 ***

Dear Corporate Secretary,

Please accept this letter as confirmation of ownership of 100 shares of BioMarin Pharmaceutical Inc. (Symbol: BMRN) in the account referenced above. These shares have been held continuously since initial purchase on October 18, 2012

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X33782.

Sincerely,

Jessica Abrego

Jessica Abrego
Sr Resolution Specialist
PO Box 52114
Phoenix, AZ 85072-2114

EXHIBIT B

From: Dale Wannen [mailto:dale@sustainvestmanagement.com]
Sent: Friday, December 20, 2013 9:17 AM
To: Laura Woodhead
Subject: bmrn

Hi Laura,

After digging around, I seem to not have any tracking information for the package sent to BMRN. I do know that I overnighted the package on 12/3 though.

Dale

Dale Wannen
President
Sustainvest Asset Management, LLC
T: 707-766-9480
M: 415-244-5003
www.sustainvestmanagement.com
Twitter: @sustainvest1

SUSTAINVEST
ASSET MANAGEMENT, LLC

EXHIBIT C

BIOMARIN

January 14, 2014

Via email (dale@sustainvestmanagement.com)

Dale Wannen
President
Sustainvest Asset Management, LLC

Re: Stockholder Proposal

Dear Mr. Wannen,

We acknowledge the receipt of your letter dated December 2, 2013 (the "Letter") sent to BioMarin Pharmaceutical Inc. ("BioMarin") regarding the submission of a stockholder proposal for the 2014 Annual Meeting of Stockholders ("2014 Stockholder Meeting").

On December 18, 2013, Laura Woodhead, an attorney in BioMarin's legal department, informed you during a telephone conversation that BioMarin's internal records reflected that BioMarin received the Letter on December 11, 2013. Pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934, stockholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery. Since stockholder proposals for the 2014 Annual Meeting were required to be received by BioMarin no later than December 6, 2013, Ms. Woodhead requested that you provide us with confirmation of the delivery date of the Letter. On December 20, 2013, you emailed Ms. Woodhead stating that you were unable to locate any tracking information for the Letter but that you "had overnighted the package on December 3, 2013".

Since you were unable to provide us with documentation supporting that your proposal was received by the December 6, 2013 deadline, we are notifying you that BioMarin intends to request permission from the Securities and Exchange Commission to exclude your proposal from BioMarin's proxy materials for our 2014 Stockholder Meeting.

We would be happy to meet with you to discuss BioMarin's business, including its environmental sustainability efforts. Please feel free to contact me at 415-506-6307.

Sincerely,

BioMarin Pharmaceutical Inc.

G. Eric Davis
Sr. Vice President, General Counsel & Secretary